Exhibit 99.1

KNOT Offshore Partners LP announces pricing of public offering of 5,000,000 common units

Aberdeen, United Kingdom, May 28, 2015 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that it has priced its public offering of 5,000,000 common units, representing limited partner interests, at a price of $23.76 per unit. The Partnership has granted the underwriters a 30-day option to purchase up to an additional 750,000 common units.

The Partnership intends to use the net proceeds that it receives in the offering and the related capital contribution by its general partner to maintain its 2% general partner interest to fund the cash portion of the purchase price of its previously announced acquisition of the shuttle tanker, Dan Sabia, from Knutsen NYK Offshore Tankers AS (the “Acquisition”) and a prepayment on the senior secured loan facility related to the Dan Sabia, and the remainder for general partnership purposes. If the Acquisition does not close, the Partnership will use the net proceeds from the offering and the related capital contribution by its general partner for general partnership purposes.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Barclays, BofA Merrill Lynch, Citigroup, Morgan Stanley, UBS Investment Bank, Wells Fargo Securities, Raymond James and RBC Capital Markets are acting as the joint book-running managers in connection with the offering. In addition, BNP PARIBAS and SMBC Nikko are acting as the co-managers in connection with the offering.

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the underwriters of the offering as follows:

Barclays c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Telephone: (888) 603-5847 Email: barclaysprospectus@broadridge.com	BofA Merrill Lynch 222 Broadway, New York, NY 10038 Attn: Prospectus Department email: dg.prospectus_requests@baml.com

Citigroup c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Telephone: (800) 831-9146	Morgan Stanley Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, NY 10014

UBS Investment Bank Attn: Prospectus Dept. 1285 Avenue of the Americas New York, NY 10019 Telephone: (888) 827-7275	Wells Fargo Securities Attn: Equity Syndicate Department 375 Park Avenue New York, New York 10152 Telephone: (800) 326-5897 cmclientsupport@wellsfargo.com

Raymond James Attention: Equity Syndicate 880 Carillon Parkway Tower 3, 5th Floor St. Petersburg, Florida 33716 Telephone: (800) 248-8863 Email: prospectus@raymondjames.com	RBC Capital Markets Attention: Equity Syndicate Three World Financial Center 200 Vesey Street, 8th Floor New York, New York 10281 Telephone: (877) 822-4089 Email: equityprospectus@rbccm.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-195976). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the Partnership’s management and are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The information set forth herein should be read in light of such risks. The Partnership does not assume any obligation to update the information contained in this press release.

Media:

KNOT Offshore Partners LP

Arild Vik

Chief Executive Officer and Chief Financial Officer

+44 758 1899 777

Source: KNOT Offshore Partners LP